SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 25, 2006

GREAT BASIN GOLD LTD.
Ste. 1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 25, 2006

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com	TSX: GBG AMEX: GBN

GREAT BASIN ADDED TO GOLD INDEX ON AMEX

September 25, 2006. Vancouver, BC - Great Basin Gold Ltd ("Great Basin" or the "Company") announces that the Company has recently been added to the Gold Miner's Index (GDM) on the American Stock Exchange (AMEX). According to a recent report, the GDM was up 4.3% in August and 23% over the eight months in 2006. GDM is a modified market capitalization-weighted index that is comprised of the common stocks or American Depositary Receipt of publicly traded companies involved primarily in the mining of gold and silver.

Great Basin has two advanced stage gold projects in two of the world's best gold environments: the Hollister Property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . The Company recently initiated underground development at its Burnstone Gold Project, located 80 km from Johannesburg, South Africa. A decline is being developed to enable early access for mining and extraction of confirmatory bulk sample, and to provide ongoing access for personnel and equipment during production. Later, a vertical shaft will be developed and commissioned to be used for hoisting ore and waste rock to surface. Commercial production is expected to begin in 2009.

At the Hollister Development Block Project, part of the Great Basin's Hollister gold property located about 75 km northwest of Elko, Nevada, a two-stage underground exploration and development program is underway, designed to take the Project through feasibility and potentially to commercial production. Hecla Mining Company is operating the underground exploration and development program under an agreement to earn into 50% of the Project. The program includes about 5,600 feet of decline and underground development, 50,000 feet of underground drilling that is about 30% complete, and mining of approximately 5,000 tons of bulk sample as well as site engineering, environmental and socioeconomic studies. The feasibility study program is targeted for completion by the end of the first quarter of 2007.

President and CEO Ferdi Dippenaar said:

"Great Basin is making good progress with the development of both of our projects and remains focused on becoming a mid-tier gold producer. We are pleased that our efforts are being recognized and to be part of the AMEX Gold Miner Index."

For more information on Great Basin and its projects, please visit the Company's website or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                      Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions, possible delay factors, delays in completion of construction and development, and delays in completion of the feasibility study. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.